UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 3)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               JARDEN CORPORATION
                                (NAME OF ISSUER)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)


                                   471109 10 8

                                 (CUSIP NUMBER)

                             SCOTT A. ARENARE, ESQ.
                      MANAGING DIRECTOR AND GENERAL COUNSEL
                               WARBURG PINCUS LLC
                              466 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 878-0600

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                 AUTHORIZED TO RECEIVE NOTICES OF COMMUNICATION)


                                 With a copy to:
                           ANDREW R. BROWNSTEIN, ESQ.
                               DAVID M. SILK, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

                                  JUNE 9, 2005
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box.

------------------------------                                ------------------
CUSIP NO. (471109 10 8)                SCHEDULE 13D                    (PAGE 2)
------------------------------                                ------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      Warburg Pincus Private Equity VIII, L.P.

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      I.R.S. Identification No. 13-4161869
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
      WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E)                                                  [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER
     SHARES           0
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY      8   SHARED VOTING POWER
      EACH            9,785,739 (see Items 4 and 5)
   REPORTING     ---------------------------------------------------------------
  PERSON WITH     9   SOLE DISPOSITIVE POWER
                      0
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      9,785,739 (see Item 5)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      9,785,739  (see Item 5)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                       [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      25.4% (see Item 5)
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      PN
--------------------------------------------------------------------------------

------------------------------                                ------------------
CUSIP NO. (471109 10 8)                SCHEDULE 13D                    (PAGE 3)
------------------------------                                ------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      Warburg Pincus Partners LLC

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      I.R.S. Identification No. 13-6358475
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
      N/A
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E)                                                  [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER
     SHARES           0
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY      8   SHARED VOTING POWER
      EACH            9,785,739 (see Items 4 and 5)
   REPORTING     ---------------------------------------------------------------
  PERSON WITH     9   SOLE DISPOSITIVE POWER
                      0
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      9,785,739 (see Item 5)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      9,785,739 (see Item 5)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                        [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      25.4% (see Item 5)
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      PN
--------------------------------------------------------------------------------

------------------------------                                ------------------
CUSIP NO. (471109 10 8)                SCHEDULE 13D                    (PAGE 4)
------------------------------                                ------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      Warburg Pincus & Co.

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      I.R.S. Identification No. 13-6358475
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
      N/A
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E)                                                  [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER
     SHARES           0
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY      8   SHARED VOTING POWER
      EACH            9,785,739 (see Items 4 and 5)
   REPORTING     ---------------------------------------------------------------
  PERSON WITH     9   SOLE DISPOSITIVE POWER
                      0
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      9,785,739 (see Item 5)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      9,785,739 (see Item 5)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                        [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      25.4% (see Item 5)
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      PN
--------------------------------------------------------------------------------

------------------------------                                ------------------
CUSIP NO. (471109 10 8)                SCHEDULE 13D                    (PAGE 5)
------------------------------                                ------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      Warburg Pincus LLC

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      I.R.S. Identification No. 13-3536050
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
      N/A
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E)                                                  [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER
     SHARES           0
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY      8   SHARED VOTING POWER
      EACH            9,785,739 (see Items 4 and 5)
   REPORTING     ---------------------------------------------------------------
  PERSON WITH     9   SOLE DISPOSITIVE POWER
                      0
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      9,785,739 (see Item 5)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      9,785,739 (see Item 5)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                        [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      25.4% (see Item 5)
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      OO
--------------------------------------------------------------------------------

                                    ********

                                Explanatory Note

            This filing is being re-submitted solely for the purpose of correcting the original EDGAR submission of this Amendment No. 3 by designating Jarden Corporation as the Subject Company in the EDGAR submission of this filing. This Amendment No. 3 was first filed on June 14, 2005.

                                    ********
            This Amendment No. 3 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D (the "Schedule 13D") (as previously amended) filed on behalf of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), Warburg Pincus Partners LLC, a New York limited liability company ("WPP LLC") and a subsidiary of Warburg Pincus & Co., a New York general partnership ("WP"), and Warburg Pincus LLC, a New York limited liability company ("WP LLC" and, together with WP VIII, WPP LLC and WP, the "Reporting Entities"). The holdings of the Reporting Persons indicated in this
Schedule 13D include the holdings of Warburg Pincus Netherlands Private Equity VIII C.V. I ("WPNPE VIII I") and Warburg Pincus Germany Private Equity VIII KG ("WPGPE VIII", and together with WP VIII and WPNPE VIII I and, the "Investors"). WP, WPP LLC, WP LLC and the Investors are referred to in this Amendment as the "Group Members." This Schedule 13D relates to the common shares, par value $0.01, of Jarden Corporation, a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to the shares of common stock of the Company, par value $0.01 per share.

            The Group Members are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

            Unless set forth below, all previous items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D.

ITEM 2.     IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated in its entirety as follows:

(a) This statement is filed by the Group Members. The Group Members are deemed to be a group within the meaning of Rule 13d-5. The sole general partner of each Investor is WPP LLC. WP LLC manages each Investor. The general partners of WP and the members of WP LLC are described in Schedule I, which has been filed previously and is incorporated herein by reference.

(b) The address of the principal business and principal office of each of the Group Members is 466 Lexington Avenue, New York, New York 10017.

(c) The principal business of each Investor is making private equity and related investments. The principal business of WPP LLC is acting as general partner of each of the Investors and certain other private equity funds. The principal business of WP LLC is acting as manager of each of the Investors and certain other private equity funds. The principal business of WP is acting as the parent company of WPP LLC.

(d) None of the Group Members, nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Group Members nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) WPNPE VIII I is organized under the laws of the Netherlands. WPGPE VIII is organized under the laws of Germany. Except as otherwise indicated above or on Schedule I, which has been filed previously and is incorporated herein by reference, each of the individuals referred to in paragraphs
      (a) and (d) above is a United States citizen.

ITEM 4.     PURPOSE OF TRANSACTION.

            Item 4 is hereby amended and by adding the following to the end of such Item:

            On June 2, 2005, a registration statement relating to the future sale of Common Stock owned by, among others, the Investors was declared effective.

            On June 9, 2005, the stockholders of the Company approved proposals at the Company's annual meeting of stockholders that provided for, among other things, the conversion of the Series C Mandatory Convertible Participating Preferred Stock of the Company ("Series C Preferred Stock") into Common Stock and Series B Convertible Participating Preferred Stock of the Company ("Series B Preferred Stock"); and, an amendment to the Company's Restated Certificate of Incorporation to amend the definition of "related party" to exclude the Filing Persons and certain of their affiliates from the term "related party." Pursuant to the terms of the certificate of designations relating to the Series C Preferred Stock and giving effect to a waiver by the Investors of certain accretion that would have otherwise occurred under the terms of the certificate of designations relating to the Series C Preferred Stock, the Series C Preferred Stock held by the Investors was automatically converted into (a) 150,423 shares of Series B Preferred Stock and (b) 835,691 shares of Common Stock.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Item 5 is hereby amended and restated in its entirety as follows:

            (a) Due to their respective relationships with each other, as of June 9, 2005, the Group Members may be deemed to beneficially own, in the aggregate, 1,447,936 shares of Common Stock of the Company, representing approximately 4.8% of the outstanding shares of Common Stock, based on (i) 29,219,778 shares of Common Stock outstanding as of May 11, 2005 and (ii) 974,969 shares of Common Stock issued to holders of Series C Preferred Stock upon the mandatory conversion of such shares of Series C Preferred Stock on June 9, 2005. Assuming the full conversion of the Series B Preferred Stock held by the Investors into Common Stock, as of June 9, 2005, the Group Members may be deemed to beneficially own 9,785,739 shares of Common Stock, representing approximately 25.4% of the outstanding shares of Common Stock, based on a total of 38,532,550 shares of Common Stock outstanding, which is comprised of:
(i) 29,219,778 shares of Common Stock outstanding as of May 11, 2005,
(ii) 974,969 shares of Common Stock issued to holders of Series C Preferred Stock upon the mandatory conversion of such shares of Series C Preferred Stock on June 9, 2005 and (iii) the 8,337,803 shares of Common Stock issuable upon the conversion of the 260,627 shares of Series B Preferred Stock owned by the Investors. The Group Members are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. The foregoing assumes, with respect to the Series B Preferred Shares, that the Base Liquidation Value in effect at the time of conversion of the Series B Preferred Shares is $1,023.72 and the conversion price in effect is $32.00.

            (b) To the extent the Investors may be deemed to beneficially own the shares of Common Stock discussed herein, each of WPP LLC, WP and WP LLC may share with the Investors the power to vote or to direct the vote and to dispose or to direct the disposition of those shares.

            (c) Except for the transactions contemplated by the Purchase Agreement and the Agreement, during the last sixty days there were no transactions effected by the Reporting Entities or by any of the persons set forth on Schedule I hereto.

            (d) Except as set forth in Item 4 and in this Item 5 of the Schedule 13D and this Amendment, SUPRA, no person other than each respective record owner referred to herein of the Securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Securities.

            (e) Not applicable.



ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            1. Joint Filing Agreement, dated as of June 14, 2005, by and among Warburg Pincus Private Equity VIII, L.P.; Warburg Pincus & Co.; and Warburg Pincus LLC. (filed herewith)

            2. Purchase Agreement, dated as of September 19, 2004, by and between Jarden Corporation and Warburg Pincus Private Equity VIII, L.P. (incorporated in this Schedule 13D by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Jarden Corporation on September 23, 2004)

            3. Form of Certificate of Designations, Preferences and Rights of Series B Convertible Participating Preferred Stock of Jarden Corporation. (incorporated in this Schedule 13D by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Jarden Corporation on September 23, 2004)

            4. Form of Certificate of Designations, Preferences and Rights of Series C Mandatory Convertible Participating Preferred Stock of Jarden Corporation. (incorporated in this Schedule 13D by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by Jarden Corporation on September 23, 2004)

            5. Assignment and Joinder Agreement, dated October 8, 2004, by and among Jarden Corporation, Catterton Partners V, L.P., Catterton Partners V Offshore, L.P., Catterton Coinvest I, L.L.C., Warburg Pincus Netherlands Private Equity VIII C.V. I, Warburg Pincus Netherlands Private Equity VIII C.V. II, Warburg Pincus Germany Private Equity VIII KG and Warburg Pincus Private Equity VIII, L.P. (filed previously)

            6. Escrow Agreement, dated as of October 8, 2004, by and among Jarden Corporation, Warburg Pincus Private Equity VIII, L.P. and National City Bank, a national banking association, as escrow agent. (filed previously)

                                         SIGNATURES

            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 14, 2005

                                    WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

                                    By:  Warburg Pincus & Co.,
                                         General Partner
                                    By:  /s/  Scott A. Arenare
                                         -------------------------------------
                                         Name:  Scott A. Arenare
                                         Title:  Partner

                                    WARBURG PINCUS & Co.

                                    By:  /s/  Scott A. Arenare
                                         -------------------------------------
                                         Name:  Scott A. Arenare
                                         Title:  Partner

                                    WARBURG PINCUS LLC

                                    By:  /s/  Scott A. Arenare
                                         -------------------------------------
                                         Name:  Scott A. Arenare
                                         Title:  Managing Director

                                     INDEX OF EXHIBITS

      1. Joint Filing Agreement, dated as of June 14, 2005, by and among Warburg Pincus Private Equity VIII, L.P.; Warburg Pincus & Co.; and Warburg Pincus LLC (filed herewith)

      2. Purchase Agreement, dated as of September 19, 2004, by and between Jarden Corporation and Warburg Pincus Private Equity VIII, L.P. (incorporated in this Schedule 13D by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Jarden Corporation on September 23, 2004)

      3. Form of Certificate of Designations, Preferences and Rights of Series B Convertible Participating Preferred Stock of Jarden Corporation. (incorporated in this Schedule 13D by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Jarden Corporation on September 23, 2004)

      4. Form of Certificate of Designations, Preferences and Rights of Series C Mandatory Convertible Participating Preferred Stock of Jarden Corporation. (incorporated in this Schedule 13D by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by Jarden Corporation on September 23, 2004)

      5. Assignment and Joinder Agreement, dated October 8, 2004, by and among Jarden Corporation, Catterton Partners V, L.P., Catterton Partners V Offshore, L.P., Catterton Coinvest I, L.L.C., Warburg Pincus Netherlands Private Equity VIII C.V. I, Warburg Pincus Netherlands Private Equity VIII C.V. II, Warburg Pincus Germany Private Equity VIII KG and Warburg Pincus Private Equity VIII, L.P. (filed previously)

      6. Escrow Agreement, dated as of October 8, 2004, by and among Jarden Corporation, Warburg Pincus Private Equity VIII, L.P. and National City Bank, a national banking association, as escrow agent. (filed previously)